July 2, 2025

Chak Lam Wong
Chief Executive Officer
KWF Group Holding Limited
Office D, 22/F, Tower A, Capital Tower
No. 38 Wai Yip Street
Kowloon, Hong Kong

       Re: KWF Group Holding Limited
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted June 18, 2025
           CIK No. 0002068224
Dear Chak Lam Wong:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Use of Proceeds, page 51

1. We note the revisions made in this section in response to prior comment 5; however, we continue to note the risk factor disclosure regarding the discretion over the use of proceeds on page 45. Please revise to explain what types of business conditions or events could cause you to change your use of proceeds. See Instruction 7 to Item 504 of Regulation S-K.
 July 2, 2025
Page 2

Business, page 71

2. We note your response to prior comment 6. Please revise to provide more fulsome details regarding the public projects described on page 72. For example, please describe the material terms of the individual contracts including the term length (multi-year, one year, etc.), specific details of the infrastructure developments and other services provided, and any material provisions or conditions that may affect the completion of the project.
Note 13. Segment Reporting, page F-29

3. We note your response to prior comment 9. Please revise to disclose the following:
           the specific measure of profit or loss reviewed by the CODM for making decisions, allocating resources, and assessing performance (ASC 280-10-50-22)
           the significant expense categories and amounts that are regularly provided to the
         CODM and included in reported segment profit or loss, or an explanation of the nature of the expense information the CODM uses to manage operations
(ASC
         280-10-50-26A and 26C)
           an amount and qualitative description of the composition of other segment items
         (ASC 280-10-50-26B).

       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-
3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Jeffrey Yeung, Esq.